Exhibit 99.(i)10

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                              At a session of the Public Service
                                              Commission held in the City of
                                              Albany on September 18, 2002

COMMISSIONERS PRESENT:

Maureen O. Helmer, Chairman
Thomas J. Dunleavy
James D. Bennett
Leonard A. Weiss
Neal N. Galvin

CASE 00-E-1273 -    Central Hudson Gas & Electric Corporation - Proceeding on
                    Motion of the Commission as to the Rates, Charges, Rules and Regulations of Central Hudson Gas & Electric Corporation for
                    Electric Service.

                             ORDER ADOPTING ECONOMIC
                               DEVELOPMENT PROGRAM

                     (Issued and Effective October 3, 2002)

BY THE COMMISSION:

                                   BACKGROUND

            Under the Rate Plan Order for Central Hudson Gas & Electric Corporation (Central Hudson), a Benefit Fund was created as the depository for the net proceeds from the utility's sale of its generating facilities.1 Among the costs recovered from the Benefit Fund are the expenses incurred for an Economic Development Program (EDP) that would encourage the relocation, growth, expansion and retention of business customers in the utility's service territory. The Rate Plan Order provided for a collaborative process, to commence about

1 Case 00-E-1273, supra, Order Establishing Rates (issued
October 25, 2001)(Rate Plan Order)


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CASE 00-E-1273

January 15, 2002, where proposals to make disbursements from the Benefit Fund for the EDP and other programs would be addressed.2

      After Central Hudson and parties to this proceeding engaged in the collaborative process, the utility, in a filing dated July 8, 2002, submitted a proposed EDP. In a Notice Soliciting Comments issued July 19, 2002, parties were asked to comment on the EDP proposal by August 19, 2002. Several parties timely filed comments in response to the Notice, while other parties submitted comments by September 9, 2002, within the time prescribed under State Administrative Procedure Act (SAPA) ss.202(1). Central Hudson filed reply comments on that date.

                            POSITIONS OF THE PARTIES

Central Hudson's Filing

      Central Hudson proposes to use Benefit Fund disbursements for promoting economic development activities in the Hudson Valley region. The utility would spend up to $11 million over a five-year period ending on May 31, 2007. To assure adequate availability of funds, the utility would limit spending to no more than $3 million per year.

      Funding, Central Hudson reports, will be spent in five broad categories: attraction, retention, expansion, utility infrastructure, and regional marketing and informational advertising. A variety of projects, the utility continues, will be selected as funding recipients, with the overall goal of lowering the cost of doing business in the utility's service territory.

      The attraction spending, Central Hudson relates, is intended to encourage businesses to locate in the utility's

2 Other Benefit Fund spending proposals are authorized in an Order Approving Benefit Fund Disbursements issued today in this Proceeding.


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CASE 00-E-1273

service territory. Qualifying businesses will receive utility delivery bill rebates or electric infrastructure incentives. The magnitude of the incentives will be developed based on the number of jobs created and the amount of capital invested.

      Turning to business retention, Central Hudson states it will assist businesses in developing solutions that enhance their long-term profitability and viability. The utility would mitigate cost barriers businesses may face arising out of utility delivery bills or delivery infrastructure arrangements. It would also fund measures to assist businesses in more efficiently using the energy they consume.

      The EDP, Central Hudson notes, promotes expansion by fostering growth opportunities for existing business customers. Again, delivery bills and utility infrastructure cost barriers will be mitigated, based on the number of new jobs created and the amount of new capital invested.

      Increasing load on existing utility infrastructure facilities that are currently under-utilized, Central Hudson explains, would also encourage economic development. Bill rebates would be offered to businesses that expand or relocate at sites where there is excess utility infrastructure capacity.

      To foster business relocation, Central Hudson relates, it will fund regional marketing efforts promoting a regional identity for the Hudson Valley that will attract businesses. Informational advertising, the utility continues, will disseminate the benefits that attend a business location in the Hudson Valley. These efforts would be effectuated through utility-sponsored broker tours, direct mail solicitations, and attendance at trade shows and demonstrations. Central Hudson will also develop a data repository that businesses analyzing relocation could access readily in seeking the information needed to make relocation decisions.


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CASE 00-E-1273

      Oversight of the EDP, Central Hudson explains, would be vested in a governance board with membership drawn from economic development organizations and other interested entities active in the Hudson Valley region. While the governance board would assist Central Hudson in developing economic development strategies and coordinating them with other regional efforts, the utility would retain final approval authority over proposed projects and spending.

      If a dispute arises over spending on a particular project, Central Hudson would refer the matter to the Director of the Office of Consumer Education and Advocacy (OCEA) for expeditious resolution. Parties would retain their right to appeal the Director's decision to the Commission. Central Hudson also reports it has developed extensive project selection criteria, and that it will prepare an Annual Report on its economic development activities.

CPB

      The Consumer Protection Board (CPB) finds Central Hudson's EDP well-designed and balanced. CPB thinks the Program will reduce the cost of doing business in Central Hudson's service territory to the benefit of all of Central Hudson's customers.

Dutchess EDC

      The Dutchess County Economic Development Corporation (Dutchess EDC) supports Central Hudson's EDP. Dutchess EDC believes the EDP will promote business activity in its environs.


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CASE 00-E-1273

ESD

      The Empire State Development Corporation (ESD) generally supports Central Hudson's proposed EDP, because it would attract, expand and retain employment opportunities in the Mid-Hudson Valley region. ESD believes Central Hudson will coordinate economic development efforts through its regional marketing approach, maximizing the economic development that can be achieved from the proposed spending. Since Central Hudson is a low-cost energy provider, ESD continues, informational advertising to disseminate its cost advantages is an important feature of its particular EDP.

      Advocating the implementation of the governance board proposal, ESD claims the board will coordinate public and private partners and eliminate duplication of economic development efforts. ESD also maintains the proposed $11 million in funding for the EDP is adequate and that the Annual Report requirement is appropriate. ESD would welcome the opportunity to work with the utility and Staff in developing the Annual Report.

      ESD, however, questions Central Hudson's proposed dispute resolution process. ESD is concerned that the Director of OCEA might become the final arbiter of disputes, perhaps impairing the utility's ability to effectively and efficiently manage the program and impeding the governance board's ability to effectively facilitate economic development planning. ESD prefers a process where final authority is retained by Central Hudson, with an appeal to the Commission only in extreme circumstances.

The Greenways

      The Hudson River Valley Greenway Economic Heritage Committee, supported by the Hudson River Valley Greenway Communities Council (the Greenways) advocate approval of Central.


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CASE 00-E-1273

Hudson's EDP. The Greenways believe that Central Hudson's development of a regional economic development database and its funding of marketing campaigns will benefit the entire Mid-Hudson Valley region.

IBM

      According to International Business Machines Corporation (IBM), it is Central Hudson's largest electric customer, taking approximately 14% of the utility's total electricity deliveries annually. IBM relates, however, that it faces intense competition in the worldwide marketplace for the goods and services it furnishes.

      IBM is particularly concerned about costs related to four substations devoted to serving facilities it operates within Central Hudson's service territory. IBM protests that Central Hudson has insisted upon retaining ownership of those substations, even though many industrial companies own the substations dedicated to them. IBM reports that its substation charges amount to approximately $1.9 million per year, more than its substation costs in other regions of the country. Reducing substation costs, IBM asserts, would be an appropriate economic development effort. It notes that the Rate Plan Order requires consideration of substation costs if needed to retain jobs.

      IBM, however, fears that the Central Hudson's EDP budget is inadequate. According to IBM, the $11 million budget is considerably below spending levels at comparably sized utilities. For example, IBM continues, Rochester Gas & Electric Corporation, plans to spend $13 million annually -- more in one year than Central Hudson would spend over five years. IBM also contends that comparison of Central Hudson's budget to that of larger utilities, when adjusted for size, would further demonstrate that Central Hudson is under-spending on its EDP.


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CASE 00-E-1273

For those reasons, it asks that Central Hudson be directed to increase the size of its budget.

      IBM also views the proposed $3 million cap on EDP expenditures in any one year as a further barrier to appropriate economic development funding. It would have the $3 million figure serve as a floor for annual spending, rather than act as a ceiling on that spending.

      IBM declares that Central Hudson's proposed spending of $1.5 million annually on informational advertising is both excessive and unbalanced. Advertising, IBM complains, would consume too large a portion of an already inadequate funding effort. IBM would better balance the EDP by reducing substantially the proportion of the budget spent on advertising.

      According to IBM, Central Hudson's criteria for selecting the proposed projects that will be funded could erect another barrier to effective economic development. IBM cautions that the awarding of beneficial economic development aid could be postponed while the project selection criteria and a project ranking process are implemented. IBM would approach project selection flexibly, by simplifying application forms and taking other steps that would allow project evaluation to move forward more swiftly with fewer impediments.

Orange County

      The Orange County Partnership (Orange County) relates that it is the leading economic development agency for Orange County. It strongly supports Central Hudson's EDP, maintaining that it is properly funded and that the regional focus is beneficial.


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CASE 00-E-1273

Putnam EDC

      The Putnam County Economic Development Corporation and the Putnam County Industrial Development Agency (Putnam EDC) supports Central Hudson's EDP and praises Central Hudson's partnership in economic development efforts. As a small county, it explains, it will benefit in particular by retaining its existing businesses through the EDP.

Ulster EDC

      The Ulster County Development Corporation and the Ulster County Chamber of Commerce (Ulster EDC) agree that Central Hudson is a highly reliable economic development partner. Ulster EDC believes that the proposed informational advertising component of the EDP is particularly important for its purposes, as it seeks to attract new businesses to empty commercial and industrial property formerly occupied by IBM.

Central Hudson's Response

      Responding to IBM, Central Hudson relates that it expects its largest customer will be an active participant in the EDP. The utility argues, however, that the EDP is not intended to stream benefits to any one customer. Instead, the EDP's purpose is to grow and diversify the economy in the service territory.

      Central Hudson disputes IBM's analysis of substation costs. According to the utility, IBM freely entered into the contracts establishing the substation costs and could cancel them after giving notice if it thought they were economically disadvantageous. The utility also asserts that IBM's bills are comparatively low even after the substation costs are reflected. IBM, the utility maintains, has received substantial state and utility aid in the past, despite a 53% decline in electricity usage and a 51% decline in employment since 1990.


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CASE 00-E-1273

Any further economic development aid to IBM, the utility argues, would have to be accompanied by job retention guarantees.

      The $11 million EDP budget, Central Hudson maintains, is adequate notwithstanding IBM's contentions to the contrary. Central Hudson asserts other utilities may be compelled to spend more on economic development because their rates are well above Central Hudson's competitive prices. The $3 million annual spending ceiling and the informational advertising spending, the utility asserts, are features of a properly designed and balanced program. The utility also defends its application process and project selection criteria, as integral to the fair and orderly implementation of the EDP.

                            DISCUSSION AND CONCLUSION

      Because Central Hudson's EDP proposal properly promotes economic development within its service territory, the EDP's terms and conditions are adopted, subject to modification of the dispute resolution process and further development of reporting and project selection criteria. Central Hudson is authorized to make the disbursements from the Benefit Fund necessary to support the EDP spending it describes.

      Central Hudson's proposed EDP budget of $11 million over a five-year term, with no more than $3 million spent in any one year, should adequately promote economic development. The proposed spending equates roughly to Central Hudson's economic development rate discounts in the years before the current Rate Plan took effect on July 1, 2001. Since the utility's spending accords with its historic experience, comparisons to other utilities, where economic activity and circumstances may differ dramatically from the situation in the Mid-Hudson Valley, are not persuasive.


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CASE 00-E-1273

      Proposals to restrict Central Hudson's economic development spending by limiting the proportion allocated to informational advertising are rejected. Informational advertising is particularly appropriate for Central Hudson, because it conveys to a broader audience the low rates it can offer, priced below levels at other New York and Northeastern utilities. The potential benefit also justifies the expense; if advertising attracts new load in the amount of 10 MW to its service territory, Central Hudson could realize up to $1 million annually in enhanced revenues.

      Moreover, affording Central Hudson discretion in spending the economic development funds optimizes the economic development results it can obtain. While Central Hudson would spend up to $1.5 million per year on advertising, including $.3 million allocated to EDP administration, that budgeting is reasonable, in part because the utility retains the discretion to reduce that level of spending if appropriate. Even if spending on advertising reaches the budget maximum, the utility still retains funds in the $11 million budget for bill discounts and other appropriate measures to alleviate individual cost impacts where needed to attract or retain a business. (3) While the utility's approach to advertising spending is conceptually reasonable, its actual expenditures remain subject to our review in order to adequately protect ratepayer interests.

3 The budget includes the cost of the economic revitalization discount provided for in the Rate Plan Order at p. 5; a tariff implementing that service is awaiting consideration. Case 02-E-1025, Central Hudson Gas & Electric Corporation - Tariff Modifying S.C. Nos. 2 and 3 to Include an Economic Revitalization Discount to Provide For an Incentive to Customers to Occupy Existing Vacant Buildings (filed August 8, 2002).


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CASE 00-E-1273

      The Director of OCEA, ESD protests, should not decide disputes arising out of Program implementation -- a role created under the dispute resolution process. OCEA's expertise, however, may prove useful in facilitating or arbitrating an outcome to a dispute that the utility and another party have been unable to successfully settle. And appeals or complaints to us subsequent to a decision by the Director of OCEA are permissible.

      One modification to the dispute resolution process is needed. To assist in arriving at dispute resolution decisions that reflect our overall policies and goals, the Director of OCEA shall consult with the Chairman before deciding a dispute.

      While flexibility in implementing the EDP maximizes the benefits of economic development spending, adequate accountability also must be ensured. As a result, Central Hudson shall develop guidelines for operating the Program and criteria for selecting individual projects for funding. Generic guidelines and criteria that the utility should adapt to its particular circumstances are attached in Appendices A and B.

      Central Hudson shall submit its proposed guidelines


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and program selection criteria to the Director of OCEA for review within 30 days of the date of this Order. Moreover, the Annual Report Central Hudson will file on EDP Program evaluation shall be submitted to the Director of OCEA within 60 days following the end of each Program year.

The Commission orders:

      1. Central Hudson Gas & Electric Corporation is directed and authorized to disburse from the Benefit Fund the spending on the Economic Development Program discussed in the body of this Order, and is directed to implement the Program CASE 00-E-1273 subject to the conditions and modifications discussed in the body of this Order.

      2. Central Hudson Gas & Electric Corporation shall submit, to the Director of the Office of Consumer Education and Advocacy, Economic Development Program guidelines and project selection criteria for review within 30 days of the date of this Order, in conformance with the discussion in the body of this Order.

      3. Central Hudson Gas & Electric Corporation shall submit an Annual Report on the Economic Development Program to the Director of the Office of Consumer Education and Advocacy within 60 days of the end of each year of the Program.

      4. This proceeding is continued.


                                             By the Commission,

(SIGNED)                                     JANET HAND DEIXLER
                                             Secretary


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CASE 00-E-1273                                                        APPENDIX A

Generic Program Guidelines for Economic Development Grants and Awards

                                 I. APPLICATION

1. All applicants that apply for funding (including second, third, and fourth parties), must identify the overall program category under which they are applying:

a. Attraction - economic incentives offered to relocate into the utility's service territory;

b. Retention - economic incentives offered to encourage business retention; includes reduction of substation costs that would lead to job retention;

c.    Expansion - supports growth opportunities;

d. Utility Facilities - increases utilization of existing utility facilities without significant additional investment; and

e. Marketing - informational advertising that may be effective in conjunction with regional advertising.

2. A funding candidate shall submit to the company for its review documentation demonstrating that its proposed project or performance satisfies the project selection criteria attached as Appendix B.

3. All applicants shall provide the proposed amount requested, a supporting budget, and an estimated expenditure timeline with milestones showing how and when funds will be expended.

4.

                              II. REVIEW/SELECTION

1.    The company is ultimately responsible for decisions to award funds.

2. The company shall review and evaluate applications, by program category, based on the project selection criteria.

3. To implement selection flexibly, the company shall review applications in accordance with the project selection criteria and evaluate applications based on the overall goal of furthering the objective of any of the following program categories: Attraction, Retention, Expansion, Utility Facilities, and Marketing.

4. The company shall maintain the supporting documentation justifying its reasoning for approval or rejection of each proposed project. Each award shall be supported by a work order that accurately reflects the funding the company supplies.


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CASE 00-E-1273                                                        APPENDIX A

                     III. REPORTING/EVALUATION REQUIREMENTS

1. A review and evaluation of each funding allowance shall be performed according to the criteria described in the application.

2. Funding recipients shall file a semi-annual progress report with the company after receipt of an award and a final report when the project is completed. The report shall describe, by program category, the recipient's expenditures and the economic activity criteria it achieved or made progress toward. The report shall compare the recipient's progress to the criteria proposed in its application. The recipient shall maintain supporting documentation (i.e., expense vouchers) for company review. The company shall review each report and make a recommendation, if applicable, on whether funding should be continued.

3. The company shall review and evaluate the reports received from each recipient for that program year and provide a description of each funding award by program category. The company shall include this information in the Annual Report to be filed with the Director of the Office of Consumer Education and Advocacy within 60 days after the end of each program year. The company's Report shall state the basis for each award, the amount awarded, achievements, and the basis for making the award, and compare the actual amounts expended to the achievements or progress made.

4. When funding regional advertising, for the program category of "Marketing," the company shall list matching funds from other regional agencies.

                            IV. PROJECT CANCELLATION

1. Any recipient that fails to fulfill the reporting and evaluation requirements described in Section III may be subject to the loss of its grant or award and may be prohibited from applying for additional funding, pending review of its performance.

2. Any recipient that uses funds in a manner not described in its application, as approved, is subject to suspension of its funding and may be prohibited from applying for future funding, pending review of its performance.

3. A recipient of a multi-year award shall demonstrate in its semi-annual report that it achieved performance standards or milestones before further funds will be provided.


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CASE 00-E-1273                                                        Appendix B

         Programs:                        I               II            III           IV             V
                                          Attraction      Retention     Expansion     Utility
Selection criteria:                       Program (a)     Program       Program       Facilities     Advertising
capital invested                           X                            X
number of jobs at risk                                    X
number of new or potential new jobs        X              X             X             X
incremental utility revenue                                                           X
must expand or relocate                                                               X


VIII Additional Program Criteria

number of jobs                            X               X             X             X              X
capital investment                        X               X             X             X              X
new/improved construction (sq ft.)        X                             X                            X
energy efficiency (kWh,therms, peak load)                               X
no. new expansion/attraction
         projects CHGE territory          X                             X             X              X

no. of attraction leads                   X                                                          X
other development leveraged               X                             X             X
financial condition                       X                             X             X
management experience                     X                             X             X
credit references                         X                             X             X
amount of entity's contribution           X                             X             X
amount of financing leverage              X                             X             X
incremental utility revenue               X               X             X             X
benefits to other utility customers       X               X                           X              X

Economic Development Plan
Proposed Selection Criteria Summary


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